UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41737

Lifezone Metals Limited

2nd Floor, St George’s Court,

Upper Church Street,

Douglas, Isle of Man, IM1 1EE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40- F ☐

EXPLANATORY NOTE

Lifezone Metals Limited (the “Company”) looks forward to attending the Investing in African Mining Indaba Conference and 121 Mining Investment Conference on February 9 to February 12, 2026 in Cape Town, South Africa.

The Company released today its latest investor presentation titled ‘Strengthening Critical Metal Supply Chains’ for these events, which includes a representation of net debt as of December 31, 2025, along with the 2025 closing cash balance. These financial numbers are unaudited, and net debt is not a standardized or defined term under International Financial Reporting Standards. The Company expects to announce its 2025 Financial Results in mid-March 2026.

The Company’s team attending the Investing in African Mining Indaba Conference and 121 Mining Investment Conference in Cape Town, South Africa will be Chief Executive Officer - Chris Showlater, Chief Financial Officer -Ingo Hofmaier, and SVP Commercial & Business Development - Anthony von Christierson.

The presentation is available on the Company’s website (https://www.lifezonemetals.com), and a copy of the presentation is furnished as Exhibit 99.1 to this Form 6-K.

The information furnished herein (including Exhibit 99.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Exchange Act or the Securities Act of 1933, as amended,except as expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit	Description of Exhibit
99.1	Investor Presentation titled ‘Strengthening Critical Metal Supply Chains’, February 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFEZONE METALS LIMITED

Date: February 6, 2026	By:	/s/ Chris Showalter
	Name:	Chris Showalter
	Title:	Chief Executive Officer

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